# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cheer Holding, Inc., CIK 0001738758
CUSIP: G39973139
Title of class of securities: Class A Ordinary Shares, par value $0.15 per share
Address of issuer's principal executive offices: 19F, Block B, Xinhua Technology Bldg, No. 8 Tuofangying Rd, Chaoyang, Beijing, China (F4), 100016
Date of event which requires filing of this statement: 11/06/2025
Filed by CIK 0001794862
Persons authorized to receive notices and communications: Jia Lu, 19F, Block B, Xinhua Technology Bldg, No. 8 Tuofangying Rd, Chaoyang, Beijing, China (F4), 100016, 86-138-1035-5988

## Reporting persons
- Jia Lu (CIK 0001794862): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 1; shared voting power 4,370; sole dispositive power 1; shared dispositive power 4,370; aggregate amount beneficially owned 4,371 (0.3% of the class)
  Comment: All of the share numbers presented in this Amendment have been adjusted to reflect the following share consolidations effected by the Issuer: a one-for-ten share consolidation completed on November 24, 2023, a one-for-fifty share consolidation completed on December 22, 2025, and a one-for-three share consolidation completed on April 6, 2026.
  
  The calculation of the percent of class in Row 13 is based on 1,562,119 Class A ordinary shares, par value $0.15, outstanding of the Issuer as of April 10, 2026, based on information provided to the Reporting Person by the Issuer.
- Enjoy Starlight Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,370; sole dispositive power 0; shared dispositive power 4,370; aggregate amount beneficially owned 4,370 (0.3% of the class)
  Comment: All of the share numbers presented in this Amendment have been adjusted to reflect the following share consolidations effected by the Issuer: a one-for-ten share consolidation completed on November 24, 2023, a one-for-fifty share consolidation completed on December 22, 2025, and a one-for-three share consolidation completed on April 6, 2026.
  
  The calculation of the percent of class in Row 13 is based on 1,562,119 Class A ordinary shares, par value $0.15, outstanding of the Issuer as of April 10, 2026, based on information provided to the Reporting Person by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.15 per share
Name of issuer: Cheer Holding, Inc.
Address of issuer's principal executive offices: 19F, Block B, Xinhua Technology Bldg, No. 8 Tuofangying Rd, Chaoyang, Beijing, China (F4), 100016
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on February 24, 2020 (the "Original Schedule 13D") by Enjoy Starlight Limited, a British Virgin Islands company ("ESL"), and Mr. Jia Lu (each, a "Reporting Person" and together with ESL, the "Reporting Persons"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. This Amendment is being filed because each Reporting Person has ceased to be the beneficial owner of more than five percent of the Class A Shares as a result of an increase in the number of Class A Shares outstanding of the Issuer. This Amendment is the final amendment to the Original Schedule 13D and constitutes an "exit filing" for each Reporting Person.

## Item 2. Identity and Background
Residence or business address:
1(b) and 2(b) of Item 2 of the Original Schedule 13D are amended as follows:

The principal business address of each of the Reporting Person is 19F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Amendment set forth the aggregate number of shares of Class A Shares and percentages of the shares of Class A Shares beneficially owned by such Reporting Person and are incorporated by reference.

Mr. Lu is the sole director and sole shareholder of ESL and is deemed to be the beneficial owner of all of the Class A Shares held by ESL. As of the date hereof, Mr. Lu may be deemed to beneficially own an aggregate of 4,371 Class A Shares.

The calculation of the percentage of Class A Shares outstanding beneficially owned by such Reporting Person is based upon 1,562,119 Class A Shares outstanding as of April 10, 2026 based on information provided to the Reporting Person by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Amendment set forth the number of shares of Class A Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference. Mr. Lu is the sole director and sole shareholder of ESL and is deemed to be the beneficial owner of all of the Class A Shares held by ESL.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of an increase in the number of Class A Shares outstanding of the Issuer, on November 6, 2025 each Reporting Person ceased to be the beneficial owner of more than five percent of the Shares.

## Signatures
- Jia Lu: /s/ Jia Lu, Jia Lu, an individual (04/16/2026)
- Enjoy Starlight Limited: /s/ Jia Lu, Jia Lu, Sole Director (04/16/2026)